SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2007, incorporated by reference herein:

Exhibit

99.1 Release dated February 23, 2007, entitled “PORGERA JOINT VENTURE
NOTIFICATION”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 23, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY

PORGERA JOINT VENTURE NOTIFICATION

Emperor Mines Limited (“Emperor”) has received notification from Barrick, managers of Porgera Joint
Venture, confirming the upgrade to Mineral Reserves at the Porgera mine.

Total Reserves have increased to 9.40 Moz of which Emperor’s share equates to 1.88 Moz. This is an increase of 1.30 Moz over the December 31, 2005 Reserve after depletion (Emperor’s share - 0.26 Moz).

Emperor will now incorporate this increase into the current review of group Reserves and Resources with a further statement to be released later in the year.
Johannesburg
23 February 2007
Sponsor
Standard Bank